SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE GOLDMAN SACHS GROUP, INC.

GOLDMAN SACHS CAPITAL II

GOLDMAN SACHS CAPITAL III

(Name of Subject Company (Issuer) )

THE GOLDMAN SACHS GROUP, INC.

(Name of Filing Persons (Offeror)

5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities

Floating Rate Normal Automatic Preferred Enhanced Capital Securities

(Title of Class of Securities)

381427AA1

38144QAA7

(CUSIP Number of Class of Securities)

Kenneth L. Josselyn

200 West Street

New York, New York 10282

Telephone: (212) 902-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$545,133,334	$54,894.93

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016 equals $100.70 per million dollars of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,894.93	Filing Party: The Goldman Sachs Group, Inc.
Form or Registration No: Schedule TO	Date Filed: July 20, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2016, as amended by Amendment No. 1, filed with the SEC on July 27, 2016 and Amendment No. 2, filed with the SEC on July 28, 2016 (together with this Amendment, the “Schedule TO”), which relates to the offer by The Goldman Sachs Group, Inc., a Delaware corporation (the “Company”), to purchase up to 650,000 Normal Automatic Preferred Enhanced Capital Securities (which is referred to in the singular and plural as “Apex”), $1,000 liquidation amount per security, comprising the 5.793% Fixed-to-Floating Rate Apex (CUSIP No. 381427AA1) of Goldman Sachs Capital II, a Delaware statutory trust, and the Floating Rate Apex (CUSIP No. 38144QAA7) of Goldman Sachs Capital III, a Delaware statutory trust, at a price of $830 per Apex, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 2016 (as it may be amended from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

The information set forth in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

On August 17, 2016, the Company announced the final results of the offer. The press release regarding this announcement is being filed as an additional exhibit to the Schedule TO pursuant to this Amendment No. 3.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press Release, dated August 17, 2016 (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Harvey M. Schwartz
Name:	Harvey M. Schwartz
Title:	Executive Vice President and Chief Financial Officer

Date: August 17, 2016

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated July 20, 2016.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)**	Amended Offer to Purchase, dated July 28, 2016.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release, dated July 20, 2016.

(a)(5)(B)	Press Release, dated August 17, 2016 (filed herewith).

(b)	None.

(d)(1)	Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Company’s Initial Schedule 13D, filed December 17, 1999).

(d)(2)	Form of Counterpart to Shareholders’ Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Company’s Initial Schedule 13D, filed June 21, 2000).

(d)(3)	Form of Counterpart to Shareholders’ Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Company’s Initial Schedule 13D, filed June 30, 2000).

(d)(4)	Form of Counterpart to Shareholders’ Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Company’s Initial Schedule 13D, filed June 30, 2000).

(d)(5)	Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Company’s Initial Schedule 13D, filed August 2, 2000).

(d)(6)	Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Company’s Initial Schedule 13D, filed January 8, 2003).

(d)(7)	Amended and Restated Shareholders’ Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(8)	Indenture, dated as of May 19, 1999, between The Goldman Sachs Group, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 6 to the Company’s Registration Statement on Form 8-A, filed June 29, 1999).

(d)(9)	Subordinated Debt Indenture, dated as of February 20, 2004, between The Goldman Sachs Group, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 28, 2003).

(d)(10)	Warrant Indenture, dated as of February 14, 2006, between The Goldman Sachs Group, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.34 to the Company’s Post-Effective Amendment No. 3 to Form S-3, filed on March 1, 2006).

(d)(11)	Senior Debt Indenture, dated as of December 4, 2007, among GS Finance Corp., as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.69 to the Company’s Post-Effective Amendment No. 10 to Form S-3, filed on December 4, 2007).

(d)(12)	Senior Debt Indenture, dated as of July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.82 to the Company’s Post-Effective Amendment No. 11 to Form S-3, filed July 17, 2008).

(d)(13)	Senior Debt Indenture, dated as of October 10, 2008, among GS Finance Corp., as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.70 to the Company’s Registration Statement on Form S-3, filed October 10, 2008).

(d)(14)	First Supplemental Indenture, dated as of February 20, 2015, among GS Finance Corp., as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee, with respect to the Senior Debt Indenture, dated as of October 10, 2008 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 23, 2015).

(d)(15)	Ninth Supplemental Subordinated Debt Indenture, dated as of May 20, 2015, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee, with respect to the Subordinated Debt Indenture, dated as of February 20, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 22, 2015).

(d)(16)	The Goldman Sachs Amended and Restated Stock Incentive Plan (2015) (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 10, 2015).

(d)(17)	The Goldman Sachs Amended and Restated Restricted Partner Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended February 24, 2006).

(d)(18)	Form of Employment Agreement for Participating Managing Directors (applicable to executive officers) (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 (No. 333-75213)).

(d)(19)	Letter, dated February 6, 2001, from The Goldman Sachs Group, Inc. to Mr. James A. Johnson (incorporated by reference to Exhibit 10.65 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 24, 2000).

(d)(20)	Letter, dated December 18, 2002, from The Goldman Sachs Group, Inc. to Mr. William W. George (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 29, 2002).

(d)(21)	Form of Year-End Option Award Agreement (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 28, 2008).

(d)(22)	Amendments to 2005 and 2006 Year-End RSU and Option Award Agreements (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2007).

(d)(23)	Form of Non-Employee Director Option Award Agreement (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(24)	Form of Non-Employee Director RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(25)	General Guarantee Agreement, dated January 30, 2006, made by The Goldman Sachs Group, Inc. relating to certain obligations of Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 25, 2005).

(d)(26)	Letter, dated June 28, 2008, from The Goldman Sachs Group, Inc. to Mr. Lakshmi N. Mittal (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 30, 2008).

(d)(27)	General Guarantee Agreement, dated December 1, 2008, made by The Goldman Sachs Group, Inc. relating to certain obligations of Goldman Sachs Bank USA (incorporated by reference to Exhibit 4.80 to the Company’s Post-Effective Amendment No. 2 to Form S-3, filed March 19, 2009).

(d)(28)	Guarantee Agreement, dated November 28, 2008 and amended effective as of January 1, 2010, between The Goldman Sachs Group, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(29)	Form of One-Time RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(30)	Amendments to Certain Non-Employee Director Equity Award Agreements (incorporated by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 28, 2008).

(d)(31)	Form of Year-End RSU Award Agreement (not fully vested) (pre-2015) (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(32)	Form of Year-End RSU Award Agreement (fully vested) (pre-2015) (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(33)	Form of Year-End RSU Award Agreement (Base and/or Supplemental) (pre-2015) (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(34)	Form of Year-End Short-Term RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(35)	Form of Year-End Restricted Stock Award Agreement (fully vested) (pre-2015) (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013).

(d)(36)	Form of Year-End Restricted Stock Award Agreement (Base and/or Supplemental) (pre-2015) (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(37)	Form of Year-End Short-Term Restricted Stock Award Agreement. (pre-2015) (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(38)	Form of Fixed Allowance RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(39)	General Guarantee Agreement, dated March 2, 2010, made by The Goldman Sachs Group, Inc. relating to the obligations of Goldman Sachs Execution & Clearing, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010).

(d)(40)	The Goldman Sachs Long-Term Performance Incentive Plan, dated December 17, 2010 (pre-2015) (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 23, 2010).

(d)(41)	Form of Performance-Based Restricted Stock Unit Award Agreement (pre-2015) (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 23, 2010).

(d)(42)	Form of Performance-Based Option Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 23, 2010).

(d)(43)	Amended and Restated General Guarantee Agreement, dated November 21, 2011, made by The Goldman Sachs Group, Inc. relating to certain obligations of Goldman Sachs Bank USA (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed November 21, 2011).

(d)(44)	Form of Non-Employee Director RSU Award Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(45)	Form of One-Time RSU Award Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(46)	Form of Year-End RSU Award Agreement (not fully vested) (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(47)	Form of Year-End RSU Award Agreement (fully vested) (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(48)	Form of Year-End RSU Award Agreement (Base and/or Supplemental) (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(49)	Form of Year-End Short-Term RSU Award Agreement. (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(50)	Form of Year-End Restricted Stock Award Agreement (not fully vested) (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(51)	Form of Year-End Restricted Stock Award Agreement (fully vested) (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(52)	Form of Year-End Short-Term Restricted Stock Award Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(53)	Form of Fixed Allowance RSU Award Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(54)	Form of Fixed Allowance Deferred Cash Award Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(55)	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K, filed February 19, 2016).

(d)(56)	Replacement Capital Covenant by the Company, relating to the public offering of 1,750,000 5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities, liquidation amount of $1,000 per security, fully and unconditionally guaranteed, of Goldman Sachs Capital II (incorporated by reference to the Company’s Current Report on Form 8-K, filed May 18, 2007).

(d)(57)	Replacement Capital Covenant by the Company, relating to the public offering of 500,000 Floating Rate Normal Automatic Preferred Enhanced Capital Securities, liquidation amount of $1,000 per security, fully and unconditionally guaranteed, of Goldman Sachs Capital III (incorporated by reference to the Company’s Current Report on Form 8-K, filed May 18, 2007).

(d)(58)	Amendment, dated as of October 17, 2012, by the Company, to each Replacement Capital Covenant, dated as of May 15, 2007, entered into by the Company, in favor of and for the benefit of each Covered Debtholder (as defined in each Replacement Capital Covenant) (incorporated by reference to the Company’s Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed February 23, 2016).

(g)	None.

(h)	None.

*	Previously filed with Schedule TO on July 20, 2016.
**	Previously filed with Schedule TO on July 28, 2016